CENTRE FUNDS
48 Wall Street, Suite 1100
New York, NY 10005

April 2, 2015

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:     Centre Funds (the "Trust")
        File Nos.: 333-173306 and 811-22545

Dear Sir or Madam:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "1940 Act"), filed herewith, on behalf of the Trust, are amendments to the fidelity bond (the "Bond") insuring each series of the Trust (each, a "Fund" and together the "Funds").

Please find the following information with respect to the Trust and the Bond:

        1.      A copy of Rider No. 1 to the Bond, which amends the named Funds listed as insured parties under the Bond to include Centre Active U.S. Tax Exempt Fund;

        2.      A copy of Rider No. 2 to the Bond, which amends and increases the limit of liability under the Bond to $900,000, and meets the required amount of bond limit of liability coverage as of the end of the Funds' most recent fiscal quarter;

        3.      A certificate of the President of the Trust attesting to the authenticity and accuracy of resolutions approved by the Board of Trustees of the Trust (including those Trustees who are not "interested persons," as defined in the 1940 Act, of the Trust), which resolutions authorize the amendment of the Bond, including any riders thereto, to include the Centre Active U.S. Tax Exempt Fund, in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act; and

        4.      The incremental premium of $201.00 payable with respect to the increase in the number of the Funds covered under Rider 1 and the increase in the limit of liability under Rider No. 2 of the Bond has been paid for coverage effective February 25, 2015.

        Please call me at (212) 918-4707 if you have any questions.

                                        Very truly yours,

                                        /s/ James A. Abate
                                        James A. Abate
                                        President

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No 6214355.
in favor of Centre Funds.
effective as of 2/25/2015.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.  From and after the time this rider becomes effective the Insured under the attached bond are:

Centre American Select Equity Fund
Centre Global Select Equity Fund
Centre Multi-Asset Real Return Fund
Centre Active US Treasury Bond Fund
Centre Active U.S. Tax-Exempt Fund

2.  The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.  Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.  If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.  The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured.  Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.  If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7.  The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8.  This rider shall become effective as 12:01 a.m. on  2/25/2015.

Signed, Sealed and dated



By: _____
        Authorized Representative

SR 5538



**NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA**

**Rider No. 2**

To be attached to and form part of Investment Company Blanket Bond No 6214355.

in favor of **Centre Funds**

1. In consideration of the premium of $201.00, it is hereby understood and agreed that Item 3 of the Declaration Page is deleted in its entirety and replaced with the following:

**Item 3.** Limit of Liability –
Subject to Section 9, 10, and 12 hereof:

| | | Limit of Liability | Deductible Amount |
|---|---|---|---|
| Insuring Agreement A | - FIDELITY | $900,000 | $0 |
| Insuring Agreement B | - AUDIT EXPENSE | $25,000 | $5,000 |
| Insuring Agreement C | - ON PREMISES | $900,000 | $5,000 |
| Insuring Agreement D | - IN TRANSIT | $900,000 | $5,000 |
| Insuring Agreement E | - FORGERY OR ALTERATION | $900,000 | $5,000 |
| Insuring Agreement F | - SECURITIES | $900,000 | $5,000 |
| Insuring Agreement G | - COUNTERFEIT CURRENCY | $900,000 | $5,000 |
| Insuring Agreement H | - STOP PAYMENT | $25,000 | $5,000 |
| Insuring Agreement I | - UNCOLLECTIBLE ITEMS OF DEPOSIT | $25,000 | $5,000 |

OPTIONAL COVERAGES ADDED BY RIDER:

| | | | |
|---|---|---|---|
| Insuring Agreement J | - COMPUTER SYSTEMS | $900,000 | $5,000 |
| Insuring Agreement K | - UNAUTHORIZED SIGNATURES | $25,000 | $5,000 |
| Insuring Agreement L | - AUTOMATED PHONE SYSTEMS | $900,000 | $5,000 |
| Insuring Agreement M | - TELEFACSIMILE | $900,000 | $5,000 |

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

2. Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3. This rider shall become effective as of 12:01 a.m. on 2/25/2015 standard time as specified in the attached bond.

By:

Authorized Representative

103019 (10/09)

CENTRE FUNDS

Officer's Certificate

The undersigned hereby certifies that, as President of the Trust, he is an authorized signatory of the Centre Funds (the "Trust") and that the following is a true and correct copy of the resolutions duly adopted by a vote at a meeting of the Board of Trustees of the Trust (the "Board") held on December 8, 2014, at which meeting a quorum was at all times present and acting, and that said resolutions are in full force and effect:

**RESOLVED**, that the Board, including a majority of the Independent Trustees voting separately, hereby authorizes the officers of the Trust to take such actions as necessary to amend the fidelity bond and D&O/E&O Policy of the Trust, including any riders to each, to include the Centre Active U.S. Tax Exempt Fund (the "Tax Exempt Fund"), subject to the Board's ratification of the premiums allocated to each series of the Trust; and it is further

**RESOLVED,** that the officers of the Trust are hereby authorized to execute and deliver such documents and to make such filings and amendments thereto, if any, with the Securities and Exchange Commission and give all notices as may be required or otherwise necessary to effect the fidelity bond and the D&O/E&O Policy with respect to the Tax Exempt Fund, and, with respect to the fidelity bond only, to comply with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act") and to increase such coverage as may be necessary to meet the requirements of the 1940 Act and the rules and regulations thereunder; and it is further

**RESOLVED,** that the officers of the Trust be, and each hereby is, authorized to do any and all acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or appropriate, in furtherance of the previous resolutions, and that any and all actions taken by the officers of the Trust in respect of the matters referred to in the preceding resolutions be, and hereby are, ratified and approved in all respects.

Dated this 2nd day of April, 2015.

/s/ James A. Abate
James A. Abate
President of the Trust